FORM 45-501F1

Securities Act (Ontario)

Report under Subsection 72(3) of the Act or Subsection 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon

clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13, 2.14 or 2.16 of Rule 45-501)

1.

Full name and address of the seller.

ALMADEN MINERALS LTD.

1103 – 750 WEST PENDER STREET

VANCOUVER, B.C.

V6C2T8

2.

Full name and address of the issuer of the securities traded.

Same as above.

3.

Description of the securities traded.

270,000 Flow-Through Common Shares at a price of $2.25 per share and 27,000 Broker Warrants at $2.25 per warrant share exercisable for a period of one year from the date of closing.

4.

Date of the trade was August 16, 2004.

5.

Particulars of the trade.

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption relied on
CMP 2004 Resources Limited Partnership Toronto, ON	211,680 flow-through common shares	$2.25 per Share	$476,280.00	Section 2.3 of Rule 45-501
Canadian Dominion Resources 2004 LP Toronto, ON	44,820 flow-through common shares	$2.25 per Share	$100,845.00	Section 2.3 of Rule 45-501

6.

The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.

7.

State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)
Dundee Securities Corporation. 4th floor, 20 Queen Street Toronto, ON M5H 3R3	27,000 Warrants $42,525.00 cash

8.

Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?

Yes

9.

State the name (or title) and the telephone number of the person who may be contacted with respect to any questions regarding the contents of this report.

Duane Poliquin (President & CEO)

604-689-7644

10.

Certificate of seller or agent of seller.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Vancouver, BC this 19th day of August, 2004.

ALMADEN MINERALS LTD.

Name of seller or agent - please print

“Morgan Poliquin”

Signature

Morgan Poliquin – Director

Please print name of individual whose signature appears above, if different from name of seller or agent printed above

Notice - Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 of this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55,
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention:	Administrative Assistant to the Director of Corporate Finance
Telephone:	(416) 593-8200
Facsimile:	(416) 593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report. Note that issuers may file one Form 45-501F1 for a specific transaction that includes the required information for multiple purchasers.

3. If the seller has not paid a participation fee for the current financial year, or if this form is filed late, a fee may be payable under Rule 13-502. Otherwise, no fee is payable to the Commission in connection with the filing of this form. Cheques must be made payable to the Ontario Securities Commission.

4. Please print or type and file two signed copies with:

Ontario Securities Commission

Suite 1900, Box 55,

20 Queen Street West

Toronto, Ontario M5H 3S8